SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 7 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

09041409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-53216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairview Capital Ventures, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10310 Wildlife Road
(No. and Street)

Charlotte	North Carolina	28278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela K. Furr 10310 Wildlife Road Charlotte, North Carolina 28278 (704) 516-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hester, Kenneth E., CPA
(Name – *if individual, state last, first, middle name*)

18320 Mandrian Point Drive	Cornelius	North Carolina	28210
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela K. Furr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Capital Ventures, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

THERESA MAYNOR THOMAS
COMM. EXP.
NOTARY
PUBLIC
FEBRUARY 10, 2010
SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- S (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- S (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- S (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- S (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- S (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- S (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRVIEW CAPITAL VENTURES, LLC

Financial Statements and Supplemental Schedule

December 31, 2008 and December 31, 2007

(with Independent Accountants' Report thereon)

Kenneth E. Hester, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Fairview Capital Ventures, LLC

I have audited the accompanying balance sheets of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole. Pursuant to Rule 17a-5(j) of the Securities Exchange Act of 1934 no material inadequacies were found.

The firm claims exemption from the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 in section 15c3-3(k)(2)(i), "Special Account for Exclusive Benefit of Customers" maintained. The conditions of this exemption the firm claims were being complied with as of the examination date and no facts came to my attention to indicate that the exemption claimed had not been complied with during the period since my last examination.

Kenneth E. Hester, CPA

Cornelius, North Carolina
January 29, 2009

FAIRVIEW CAPITAL VENTURES, LLC

Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$26,785	$25,649
Computer equipment, at cost, net of accumulated depreciation of $3,226 and $1,104, respectively	6,313	4,976
Prepaid assets	525	525
Total assets	$33,623	$31,150
Member's Equity		
Member's equity	$33,623	$31,150

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Operations

For the Years Ended December 31, 2008 and 2007

	2008	2007
Operating income consisting of business advisory fees	$86,482	$78,075
Operating expenses:		
Bank charge	199	262
Depreciation	2,122	1,551
Dues and subscriptions	297	654
License and insurance	3,944	1,909
Janitorial	3,847	2,516
Marketing	2,370	1,515
Clerical	5,757	-
Office supplies, printing and postage	6,528	7,957
Computer expense	1,156	-
Professional fees	972	1,500
Telephone and internet access	3,223	3,076
Consulting fees	11,850	7,910
Meals and entertainment	658	3,577
Pension plan costs	20,815	10,315
Relocation	-	750
Rent	-	3,220
Continuing education and conferences	297	139
Repairs and maintenance	5,576	3,115
Security	780	1,249
Travel	1,886	5,175
Utilities	5,180	4,325
Vehicle	6,367	4,070
Other	185	-
Total operating expenses	84,009	64,785
Net income from operations	2,473	13,290
Other income (loss)		
Loss on disposal of computer equipment	-	(1,456)
Gain on sale of securities	-	17,869
Net income (loss)	$ 2,473	$29,703

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Member's Equity

For the Year Ended December 31, 2008 and 2007

Balance at December 31, 2002	$8,652
Net loss	(6,435)
Member contributions	6,780
Balance at December 31, 2003	$8,997
Net loss	(7,726)
Member contributions	7,000
Balance at December 31, 2004	$8,271
Net income	1,599
Member contributions	5,000
Balance at December 31, 2005	$14,870
Net loss	(14,239)
Member contributions	78,000
Balance at December 31, 2006	$78,631
Net income	29,703
Member withdrawals	(77,184)
Balance at December 31, 2007	$31,150
Net income	2,473
Balance at December 31, 2008	$33,623

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 2,473	$ 29,703
Adjustments to reconcile net income (loss) to net cash generated in operating activities:		
Decrease in prepaid assets	-	300
Depreciation	2,122	1,551
Gain on sale of securities	-	(17,869)
Loss on disposal of computer equipment	-	1,456
Net cash generated in operating activities	4,595	15,141
Cash flows from investing activities:		
Sale of marketable securities	-	79,756
Purchases of computer equipment	(3,459)	(6,080)
Net generated (used) in investing activities	(3,459)	73,676
Cash flows from financing activities consisting of Member withdrawals	-	(77,184)
Net change in cash	1,136	11,633
Cash at beginning of period	25,649	14,016
Cash at end of period	$26,785	$25,649

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Fairview Capital Ventures, LLC (the "Company"), which has been in business since 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Business advisory fees are recorded as services are performed.

Computer Equipment
Computer equipment is reported at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the assets (three years).

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**
During 2007, the Company paid $7,000.00 to Furr Traders, Inc. for consulting fees. During 2008, the Company paid $9,200 to Furr Traders, Inc. for consulting fees.

(3) **Marketable Securities**
Cost and fair value of marketable equity securities at December 31, 2008 and 2007 are as follows:

Available for Sale Securities	2008	2007
Equity securities:		
Fair Value	$ -	$ -
Total losses in accumulated other income	-	$ -

(4) **Pension and Profit Sharing Plan**

The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary. The Company paid $20,500 in 2008 and $10,000 in 2007 for pension contributions. The Company paid $315 in 2008 and $315 in 2007 for pension plan administration.

(5) **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $26,785 which was $21,785 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1.

SUPPLEMENTAL

SCHEDULE

FAIRVIEW CAPITAL VENTURES, LLC

Supplement Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital:

Total assets	$33,623
Aggregate indebtedness	-
Net assets	33,623
Non-allowable assets	6,838
Tentative net capital	26,785
Haircuts	0
Net capital	26,785
Minimum net capital	5,000
Excess net capital	$21,785

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$ -
Net capital	$26,785
Ratio	.00 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2008) and the amount computed above.

Kenneth E. Hester, CPA

Independent Accountants' Report on Internal Control Procedures

To the Member
Fairview Capital Ventures, LLC

In planning and performing my audit of the financial statements and supplemental schedule of Fairview Capital Ventures, LLC (the "Company"), for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth E. Hite, CPA

Cornelius, North Carolina
January 28, 2009